August 9, 2024

Steven Rudofsky
Chief Executive Officer
Idaho Copper Corporation
800 W. Main Street , Suite 1460
Boise, ID 83702

       Re: Idaho Copper Corporation
           Registration Statement on Form S-1
           Filed July 11, 2024
           File No. 333-280762
Dear Steven Rudofsky:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cautionary Note Regarding Forward-Looking Statements, page 1

1. We note your disclosure on page 7 and elsewhere in your prospectus that your shares of
       common stock are subject to the    penny stock    rules of the SEC.
Since your common
       stock is considered a penny stock, reliance upon the safe harbor provisions for forward-
       looking statements of the Private Securities Litigation Reform Act of 1995 found in
       Section 27A of the Securities Act and Section 21E of the Securities Exchange Act does not apply to you. Please revise to remove these references.
Risks Associated with Mining Business, page 8

2. We note that you intend on focusing your exploration of property located in south-central
       Idaho. Please discuss any risks associated with operating in one geographic area.
3. If material, please revise your disclosure to discuss the risks to your business and operations related to climate change, including, but not limited to, an increase in
 August 9, 2024
Page 2

       catastrophic events related to climate change, or existing or pending legislation or regulation that relates to climate change.
Risk Factors
Risks Relating to this Offering, page 13

4. We note the shares of common stock being offered in this prospectus represent a substantial percentage of your outstanding common stock. Please revise your risk factor disclosure to discuss related risks.
Plan of Distribution, page 22

5. We note your disclosure on page 22 that your selling securityholders may sell their securities pursuant to any method permitted by applicable law. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of
       Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 25

6. Please expand on the revenues you expect to offset expenses during the next twelve months of operations, given that you historically have had no revenue. Recently Adopted Accounting Policies, page 29

7. Please update your discussion of the adoption of ASU No. 2020-06, given that it was adopted by you on February 1, 2024.
Description of Business, page 30

8. We note your disclosure on page 10 that mineral exploration and extraction are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Please expand your disclosure to describe these regulations to the extent they are material to your business and operations.
Description of Business, page 34

9. Please revise to remove estimates that are not S-K 1300 compliant, such as the historical resources and related cost estimates found on page 34 of your registration statement.
10. Please revise to include the information required under Item 1304(b) of Regulation S-K, including:
           the location, accurate to within one mile, using an easily recognizable coordinate system,
           the total cost or book value of the property, and

              a brief description of any significant encumbrances to the property, including current and future permitting requirements and the associated timelines and conditions.
 August 9, 2024
Page 3

Current Planned Working Programs, page 36

11. We note your disclosure regarding the completion of the updated PEA and, pending
       issuance by the USFS of approval of the Company   s Plan of Operations
under an
       Environmental Assessment expected to be published in April 2024, you intend to proceed with additional exploration. Please revise to disclose the status of this approval, and provide applicable risk factor disclosure regarding any impact on your planned operations should such approval not be issued.
12. We note that you have signed an agreement to test CuMo material with MineSense,
       Technologies Ltd. and have contracted with SGS Bateman, Inc. to undertake metallurgical test work and act as lead author, to publish an updated PEA. Please expand your disclosure to provide the material terms of these agreements. Management, page 41

13. Please clarify whether your executive officers are currently working full-time for the company, and the number of hours per week that they devote to your operations. If applicable, please also provide a risk factor that addresses limitations on the time and attention that your officers are able to devote to the company, any potential conflicts of interest as a result of such activity, and any procedures for addressing potential conflicts of interest. Refer to Item 401(e) of Regulation S-K.
Experts, page 51

14. Please revise to indicate that GreenGrowth CPAs audited the fiscal year January 31, 2024 financial statements. Additionally, revise the change in fiscal year end to indicate from
       December 31st of each year to January 31st, rather than from January 31st of each year to
       January 31st. Finally, indicate that Turner, Stone & Company was engaged on March 27,
       2023 to audit the year ended January 31, 2023.
Index to Consolidated Financial Statements, page F-1

15. Since you state on page 51 under Experts that the financial statements for the quarter ended April 30, 2024 were reviewed by GreenGrowth CPAs, please provide a report from
       GreenGrowth CPAs for the review of the April 30, 2024 interim financial statements.
       Refer to Rule 8-03 of Regulation S-X.
Consolidated Statements of Cash Flows, page F-7

16. Please tell us the nature of Expenses paid by parent company of $395,735 and why they are removed from the net loss.
17. We note Proceeds from a note payable of $316,000 in 2023. Please tell us where such note is recorded on the Balance Sheet at January 31, 2023.
18. We note that Convertible notes payable increased by $405,570 between 2023 and 2024 per the Balance Sheet on page F-4. However, the Statements of Cash Flows for 2024 shows proceeds of $202,200. Please explain the difference.
 August 9, 2024
Page 4
Note 2 - Summary of Significant Accounting Policies, page F-8

19. Given that the company has no Unproven Mineral Rights Interests nor Long-lived Assets, please consider re-wording the policies associated with these assets here, on pages 28 and
       29 and pages F-23 and F-24 to indicate these will be the policies when you have such assets.
Note 3 - Reclamation Bonds and Provisions, page F-12

20. We note your disclosure in Note 3 that you have recorded provisions for estimated reclamation costs and that such provisions are comprised of deposits to the Bureau of
       Land Management, the United States Forest Service, the third-party provider of the surety, and other agencies. Additionally, we note your accounting policy on page F-11 for
       Reclamation Provision, which indicates that at January 31, 2024, there are no costs, as production has not yet commenced. Please reconcile these disclosures and tell us how much the provision is and where such provision is located on the Balance Sheet at January
       31, 2024.
Note 4 - Convertible Notes, page F-12

21. Please clarify or revise to clearly describe the property noted as collateral in the table in
       Note 4 for each of your convertible notes. In this regard, we note no property asset in your balance sheet.
22. Please explain in more detail the transactions that resulted in the issuance of replacement notes and warrants for the issued and outstanding convertible notes and warrants of
       ICUMO that led to the recognition of a loss on extinguishment of liabilities in stock-based compensation of approximately $ 1,774,000 during the year ended January 31, 2023.
Note 5 - Bond Liabilities, page F-13

23. Please revise to describe the nature of these bond liabilities and how they were originated. In addition, disclose the key features of these liabilities including, if any, but not limited to, payment installment, interest rate, payment and due dates, and the accounting for these bond liabilities. See ASC 470-10-50.
Note 7 - Stockholders' Equity, page F-13

24. We note you entered into Unit Subscription Purchase Agreements with purchasers for an aggregate of 23 Units at a price of $12,000 per Unit on January 12, 2024. We also note from page 3 that from August 14, 2023 through December 11, 2023 you entered into
       Subscription Agreements with purchasers for 23 Units at a price of $12,000 per Unit.
       Please clarify the date of the Unit Subscription Purchase Agreement.
25. We note the disclosures regarding executive compensation in Notes 6 and 7 on page F-13 and on page 43. Please reconcile for us the compensation detailed on page 43 of $467,000 in 2023 and $806,667 in 2024 with the amounts shown as Payroll and related expenses in the Statements of Operations on page F-5 for the same periods. In this regard, address how much is stock-based compensation versus payroll expense.
 August 9, 2024
Page 5
Note 10 - Subsequent Events, page F-20

26. Please reconcile the change in shares of common stock outstanding of 3,265,665 from those at April 30, 2024 of 247,017,097 as noted on page F-17 to those as of the date of the filing of 250,282,762 on page 5. In this regard, we note 2,713,576 shares issued subsequent to April 30, 2024, as disclosed in Note 10 on page F-29. Address the 552,089 shares difference.
Note 8 - Commitments and Contingencies, page F-28

27. In the last paragraph, please correct the years detailed from December 31, 2022 and 2021 to the periods of the financial statements presented and remove the reference to exchange rates, as that disclosure does not appear applicable. Additionally, tell us the accounting treatment of the $100,000 payment made in March 2024. Finally, address the difference between your disclosure of rent expense in this Note versus the amounts in the Statements of Operations on page F-18.
Item 13. Other Expenses of Issuance and Distribution , page II-1

28.    Please correct the total for the table presented.
Exhibits
96.1, page II-2

29. We note that your technical report summary includes multiple qualified persons in Table
       2-1. It appears that each of the named individuals is responsible for various sections of the technical report summary, and that the qualified persons and author(s) are referenced throughout the report. For example, on page 69, the primary QP for section 10 is named
       and on page 81, the qualified person responsible for section 11 is named.

       Consistent with Item 1302(b)(1)(i) of Regulation S-K, if more than one qualified person has prepared the technical report summary, each qualified person must sign and date the technical report summary, and the technical report summary must also clearly delineate the section or sections prepared by each qualified person. Please revise as necessary.
30. Please file the written consent of your qualified person(s), as required by Item
       1302(b)(4)(iv) of Regulation S-K.
31. Please substantially revise your technical report summary to refer to the report as an initial assessment, rather than a preliminary economic assessment.
32. Please revise the technical report summary to include the accuracy and contingency levels in the initial assessment associated with the cost estimates, as required by Item
       1302(d)(4)(i) of Regulation S-K.
33. Please revise your technical report summary to remove estimates that are not S-K 1300 compliant, such as the historical estimates on page 32.
34. Please revise your technical report summary to include at least one stratigraphic column as required by Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.
35. Please revise your technical report summary to include a plan view showing the locations of all drill holes and other samples as required by Item 601(b)(96)(iii)(B)(7)(v) of
       Regulation S-K.
 August 9, 2024
Page 6

36. Please revise your technical report summary to include all cut-off grade assumptions, including costs, as required by Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K.
37. Please revise to include the information required by Item 601(b)(96)(iii)(B)(11)(v) and
       Item 601(b)(96)(iii)(B)(11)(vii) of Regulation S-K.
38. Please revise your technical report summary to ensure the nomenclature for all tables and figures is correct. For example we are unable to locate Table 14-1 on page 81 and Figure
       22-1 on page 151.
39. Please revise your technical report summary to use the definitions found under Item 1300 of Regulation S-K. For example on page 93 you have included CIM definitions, rather than S-K 1300 definitions.
40. We note that you have included inferred resources in your cash flow model. Please revise your technical report summary to include all information required under
       Item 1302(d)(4)(ii) of Regulation S-K.
96.2, page II-2

41. In subsequent revisions of your registration statement please remove the exhibit containing your preliminary economic assessment. This report is not S-K 1300 compliant and should not be filed with your registration statement.
Recent Sales of Unregistered Securities, page II-2

42. We note your disclosures in this section appear to be incomplete. In this regard, you disclose that you "have issued the following securities that were not registered under the
       Securities Act," however, no such securities are included. Please revise to clarify and provide all disclosure required under Item 701 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 9, 2024
Page 7

       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding the engineering comments. Please contact Cheryl Brown at 202-551-3905 or Irene
Barberena-Meissner at 202-
551-6548 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Cassi Olson